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SEC FILE NUMBER 033-22128-D
CUSIP NUMBER 65336B 30 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 12b-25

NOTIFICATION OF LATE FILING

[  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-C

For Period Ended: September 30, 2007

[ ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:
            Full Name of Registrant                                                                                     Nexia Holdings, Inc.

Former Name if Applicable                                                                                N/A

Address of Principal Executive Office:                                                               59 West 100 South, Second Floor
                                                                                                                                    Salt Lake City, Utah 84101
Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the Company’s 3rd Quarter 10-QSB has been delayed due to the Company’s dealing with the continuing expansion of its retail and beauty operations and the change during the third quarter of the Company’s Independent Accountant and the time spent on reaching an agreement to retain the new accountants.  The Company and its staff are working diligently to complete the reports for the period ended September 30, 2007.  Despite these efforts the Company will not be able to complete its Form 10-QSB for the thrid quarter of 2007 on a timely basis without unreasonable effort or expense to the Company.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

        Richard D. Surber          President                    (801)575-8073
              (Name)                     (Title)                  (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).( X ) Yes   (   )  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?( X ) Yes  (    ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Change in the results of operations: set forth in the attachment hereto comparing estimated financial results for the first quarter of 2007 with the same period in 2006.

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Nexia Holdings, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2007                                                                           By:   /s/ Richard Surber      .
                                                     Name: Richard D. Surber
                                                     Title:    President

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Estimated results for the third quarter of 2007 compared to the third quarter of 2006.

Revenue

Gross revenue for the three and nine month periods ended September 30, 2007, was $762,666 and $2,271,867, respectively, as compared to $434,575 and $1,111,127 for the same periods in 2006. The increase in the three and nine months revenue of $328,091 and $1,160,740, or 75% and 104% respectively, is due to inclusion of sales revenue from the operation of the Landis Salon in the sum of $1,375,810, an increase of $429,905 or 45% over Landis revenue from the first nine months of 2006.  Also the inclusion of $663,945, an increase of $638,791 over revenue from the first nine months of 2006 in revenue from the Black Chandelier operations of Gold Fusion Laboratories, Inc., which was acquired in September of 2006.

Operating Losses

Nexia recorded operating losses of $1,235,347 and $3,378,602 for the three and nine month periods ended September 30, 2007, compared to losses of $1,525,146 and $2,490,447 for the comparable periods in the year 2006. The decrease in three and increase in nine month operating losses of $289,799 and $888,155, or 19% and 36% respectively, was the result of the increases in promotional marketing of Nexia stock of $978,788, stock subscriptions receivable expense of $663,936 and operating loss of $772,541 from Gold Fusion Laboratories, Inc. which was acquired in September 2006.

Net Income or Losses

Nexia recorded net losses of $1,260,113 and $3,284,502 for the three and nine month periods ended September 30, 2007, as compared to a net loss of $1,659,962 and net income of $95,933 for the comparable periods in 2006. The decrease in the three and increase in the nine month net losses of $399,849 and $3,380,435, or 24% and 3,524% respectively, compared to the same periods in 2006, reported above, is attributable primarily to the gain recognized on marketable securities of $2,306,950 in 2006 which was not realized in 2007.  The stock received for past services in the form of China Fruits stock contributed $2,400,000 to income during 2006. There was no similar receipt of investment securities during the first six months of 2007.  Other factors affecting the change were operating expenses recognized from the Landis Salon operations, the addition of the Gold Fusion Laboratories, Inc. operations and other expenses described in “Operating Losses” paragraph above.

Nexia may not operate at a profit through fiscal 2007. Since Nexia's activities are tied to its ability to operate its retail operations and real estate properties at a profit, future profitability or its revenue growth tends to follow changes in the markets for these activities. There can be no guarantee that profitability or revenue growth will be realized in the future.

Expenses

General and administrative expenses for the three and nine month periods ended September 30, 2007, were $1,559,506 and $3,931,863 compared to $670,556 and $1,495,145 for the same periods in 2006. The increase in three and nine months expenses of $888,950 and $2,436,718, or 133% and 163% respectively, resulted from the addition of Gold Fusion Laboratories, Inc. expenses of $711,877, an increase in Nexia’s marketing stock expense of $978,788, expense for Nexia option shares issued of $663,936.  The remaining difference was a decrease to various expenses of $82,117.

Depreciation and amortization expenses for the three and nine months ended September 30, 2007, were $63,636 and $169,271 compared to $47,106 and $122,717 for same periods in 2006. The increase in the three and nine month expenses of $16,530 and $46,554, or 35% and 38% respectively, was attributable primarily to the addition of depreciable equipment held by Gold Fusion Laboratories, Inc. acquired in September of 2006.

Capital Resources and Liquidity

On September 30, 2007, Nexia had current assets of $534,130 and $4,629,326 in total assets compared to current assets of $1,053,366 and total assets of $4,765,452 as of December 31, 2006. Nexia had net working capital deficit of $2,063,430 at September 30, 2007, as compared to a net working capital deficit of $1,192,339 at December 31, 2006. The increase in working capital deficit of $871,091 is due primarily to the reduced fair market value of marketable securities, the sale of marketable securities, and increased accounts payable to related parties and accrued liabilities. Prepaid expenses decreased by $135,000 when the Company’s prepaid consulting agreement was completed in the first quarter of 2007.

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